

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2016

Via E-Mail
William L. Hughes
Fenwick & West LLP
555 California Street
12th Floor
San Francisco, CA 94104

> **Re:**   **Green Dot Corporation**
> **PREC14A filed on March 29, 2016**
> **File No. 1-34819**

Dear Mr. Hughes:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed on March 29, 2016

Cover Page, page 11

1. Please clearly mark the proxy statement as "preliminary." See Rule 14a-6(e)(1).

Executive Compensation, page 36

2. Refer to the disclosure in the third bullet point in the subsection "Green Dot's 2015 Financial Performance and Executive Compensation." Please update to reflect the grant of new PSRUs to Mr. Sgoutas, as disclosed in the Form 8-K the Company filed two days after this proxy statement.

Executive Compensation Tables, page 48

3. Please revise or expand to explain why the grant date fair values for the PSRUs granted to Messrs. Streit and Sgoutos differ if both received their PSRU's on the same date of March 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to their disclosure, it is responsible for the accuracy and adequacy of the disclosures made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: John Ricci, Esq.
        General Counsel
        Green Dot Corporation